Exhibit 99.2

FOR IMMEDIATE RELEASE

RADCOM Appoints Guy Shemesh as its new CEO to Succeed Eyal Harari

TEL AVIV, Israel – January 31, 2024 − RADCOM Ltd. (Nasdaq: RDCM) today announced that Eyal Harari, RADCOM’s Chief Executive Officer (CEO) since 2020, is retiring from his position at RADCOM and Guy Shemesh, formerly Vice President of Business Applications and General Manager, Vice President Cloud Business Unit at Nokia, will start his role as CEO on February 14, 2024.

Eyal Harari, RADCOM’s outgoing CEO, commented, “After over 20 years in various leadership roles within the company, including four years as CEO, leading the company through 16 consecutive revenue growth quarters, driving increased profitability, while establishing a robust recurring revenue business model as a software company, RADCOM is well positioned for a change in leadership. Now, it is the right time to move on to the next challenge and entrust the leadership to my successor. I will support Guy Shemesh and serve as an advisor to ensure a seamless transition.”

Guy Shemesh is a seasoned telecom executive with over 20 years of experience selling to tier-1 operators in the global telecom market. Guy Shemesh co-founded and later led Nokia’s CloudBand Business Unit, leading the sales of Nokia’s CloudBand Software Platform to multiple operators worldwide since 2011. Guy Shemesh has deep domain knowledge of building innovative software platforms that are the cornerstone of 5G networks. As Vice President at Nokia, he was responsible for selling and developing a comprehensive software products portfolio, CloudBand, assurance, monetization, AI/analytics, and more. His knowledge, experience, and skill set align with RADCOM’s cloud-based product strategy and vision.

Guy Shemesh commented, “I am delighted to join RADCOM, a fast-growing company with tremendous potential and innovative market-leading technology. I will leverage this tremendous potential to accelerate global sales and enhance customer value. As a company that prioritizes innovation, works closely with operators, and constantly invests in R&D, RADCOM is uniquely positioned to capitalize on the 5G transformation through its cloud-based technologies, empowered by Generative Artificial Intelligence (GenAI). I am thoroughly impressed with the passionate team, their mission, personal commitment, and RADCOM’s culture and values. I believe this approach will drive revenue growth and expand our market share in the telco space.”

Ms. Heli (Rachel) Bennun, RADCOM’s Executive Chairman of the Board, commented, “I would like to express the Board’s sincere thanks and appreciation to Eyal Harari for his long-term leadership at RADCOM and especially his last four years in his role as CEO that has fueled the company’s successful growth, and driven the company to be a strong, profitable company. We are grateful for his leadership and dedicated service and wish him well in his future endeavors.”

“We are excited to welcome Guy Shemesh as RADCOM’s new CEO, a seasoned telecom executive with vast experience selling to tier-1 operators, and established relationships with top-level industry executives around the globe.

“With a proven track record in selling to telcos as an expert in cloud technologies, we have complete confidence in Guy’s ability to accelerate RADCOM’s growth. We believe Guy has the sales experience in the telco domain and the industry knowledge the company needs to scale its growth and profitability to the next level.”

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when RADCOM discusses its potential, innovative and market leading technology, the role of GenAI and cloud based technologies in the company’s potential success and enhancing global sales, profitability and customer value it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.